

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2021

Sharon Fima
Chief Executive Officer
Meat-Tech 3D Ltd.
18 Einstein St., P.O. Box 4061
Ness Ziona 7414001 Israel

> **Re: Meat-Tech 3D Ltd.**
> **Amendment No. 2 to Confidential Draft Registration Statement on Form F-1**
> **Submitted January 27, 2021**
> **CIK No. 0001828098**

Dear Mr. Fima:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Confidential Draft Registration Statement on Form F-1

Dilution, page 48

1. We note your response to prior comment 2. Please expand the table on page 49 to disclose how the numbers and percentages would change assuming the exercise of all warrant and options and vesting of prior equity awards.

You may contact Ernest Greene at (202) 551-3733 or Anne McConnell, Senior Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Brian Rosenzweig